March 20, 2017

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suying Li

Linda Cvrkel

Joel Parker

Rufus Decker

Re:	Civitas Solutions, Inc.

Form 10-K for Fiscal Year Ended September 30, 2016

Filed December 14, 2016

File No. 001-36623

Ladies and Gentlemen:

On behalf of Civitas Solutions, Inc. (the “Company”), please find below the Company’s response to the comment letter to Denis M. Holler from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 6, 2017, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 (the “Form 10-K”). The Staff’s comment is reproduced below in italics. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended September 30, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

1.	Your disclosure under Note 20, Segment Information, indicates that you evaluate performance based on EBITDA for each segment. Please expand your discussion of the results of operations for each of your reportable segments to describe the underlying drivers for the changes in segment EBITDA between reporting periods. If there are multiple drivers that are responsible for the changes please discuss and quantify the effect of each driver that you have identified.

Response: The Company previously operated its business in two reportable segments, Human Services and Post-Acute Specialty Rehabilitation Services (“SRS”). Effective as of October 1, 2016, to coincide with the start of the Company’s fiscal year, the Company re-aligned its businesses within its Human Services reporting segment to a service line organizational structure. As a result of such change, in the Company’s Quarterly Report for the quarter ended December 31, 2016 (the “First Quarter 2017 Form 10-Q”), the Company revised its reportable segments to reflect that it now has three reportable segments; namely, the Intellectual and Developmental Disabilities (“IDD”) segment, the At-Risk Youth (“ARY”) segment and the SRS segment. The Company also revised its discussion of the results of operations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the First Quarter 2017 Form 10-Q to include segment operating margin in the tables and a discussion of the changes in revenues, costs of revenues and operating expenses by segment between reporting periods.

In response to the Staff’s comment, the Company intends to further modify the discussion of results of operations in future filings to (i) discuss segment EBITDA margin instead of cost of revenue and operating expense as a percentage of gross revenue, and (ii) expand the discussion of the underlying drivers of changes in segment EBITDA margin between reporting periods and quantify the effect of those drivers to the extent it would enhance the reader’s understanding of the changes. In this discussion, the Company expresses segment EBITDA and the underlying factors as a percent of gross revenue, rather than in dollar terms, because the Company believes that presenting margin information provides more useful information to investors about the operating performance of each segment.

Exhibit A to this letter sets forth the changes the Company intends to make in future filings as if the Company had made those changes in the First Quarter 2017 Form 10-Q. The actual discussion of results of operations in future filings will change based upon changes to the underlying facts.

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I hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or require additional information regarding this response, please direct them to me at (617) 790-4254.

Sincerely,

/S/ DENIS M. HOLLER

Denis M. Holler
Chief Financial Officer
Civitas Solutions, Inc.

cc:	Bruce F. Nardella, President and Chief Executive Officer

Linda De Renzo, Chief Legal Officer, General Counsel and Secretary

Exhibit A

Three Months Ended December 31, 2016 and 2015

Consolidated Overview

	Three Months Ended December 31,		Increase
(in thousands)	2016	2015	(Decrease)
Gross Revenue	$364,441	$349,736	$14,705
Sales Adjustments	(5,047)	(3,989)	(1,058)

Net Revenue	$359,394	$345,747	$13,647

Income from Operations	15,471	7,206	8,265
Operating Margin	4.3%	2.1%

Consolidated gross revenue for the three months ended December 31, 2016 increased by $14.7 million, or 4.2%, compared to gross revenue for three months ended December 31, 2015. Sales adjustments as a percentage of gross revenue increased by 0.3% from 1.1% during the three months ended December 31, 2015 to 1.4% during the three months ended December 31, 2016. The growth in gross revenue was negatively impacted by the ARY divestitures during the first half of the prior year, which resulted in a decrease of $6.9 million in gross revenue. Excluding these operations, gross revenue increased by $21.9 million, or 6.4%, of which $11.7 million was from acquisitions that closed during and after the first quarter of fiscal 2015 and $10.2 million was from organic growth.

Consolidated income from operations was $15.5 million for the three months ended December 31, 2016 compared to $7.2 million for the three months ended December 31, 2015. The increase in income from operations was primarily due to a decrease in general and administrative expenses compared to the first quarter of fiscal 2016. The decrease was the result of cost containment efforts and a $9.6 million reduction in stock based compensation due to a $10.5 stock based compensation charge recorded during the first quarter of the prior year related to awards under our former equity plan.

I/DD Results of Operations

The following table sets forth the results of operations for the I/DD segment for the periods indicated (in thousands):

	Three Months Ended December 31,
	2016		2015			Change in %
	Amount	% of gross revenue	Amount	% of gross revenue	Increase (Decrease)	of gross revenue
Revenue:
I/DD gross revenue	241,197	100.0%	232,068	100.0%	9,129
Sales adjustments	(2,949)	(1.2)%	(2,125)	(0.9)%	(824)	(0.3)%

I/DD net revenue	238,248	98.8%	229,943	99.1%	8,305	(0.3)%
Cost of revenue:
Direct labor costs	154,810	64.2%	148,162	63.8%	6,648	0.4%
Client program costs	9,976	4.1%	9,802	4.2%	174	(0.1)%
Client occupancy costs	16,366	6.8%	14,853	6.4%	1,513	0.4%
Other direct costs	11,120	4.6%	10,962	4.7%	158	(0.1)%

Total cost of revenues	192,272	79.7%	183,779	79.1%	8,493	0.6%

~~Operating expenses:~~
General and administrative	12,634	5.2%	13,268	5.7%	(634)	(0.5)%

I/DD EBITDA	33,342	13.9%	32,896	14.3%	446	(0.4)%
Depreciation and amortization	9,146	3.8%	9,420	4.1%	(274)	(0.3)%

~~Total operating expenses~~	~~21,780~~	~~9.0~~ %	~~22,688~~	~~9.8~~ %	~~(908~~ )	~~(0.8~~ )%

Income from Operations	24,196	10.1%	23,476	10.2%	720	(0.1)%

I/DD gross revenue

I/DD gross revenue for the three months ended December 31, 2016 increased by $9.1 million, or 3.9%, compared to the three months ended December 31, 2015. The increase in I/DD gross revenue included $4.4 million from organic growth and $4.7 million from acquisitions that closed during and after the three months ended December 31, 2015. The organic growth was the result of a 2.5% increase in average billing rates compared to the three months ended December 31, 2015.

I/DD EBITDA

                 I/DD EBITDA increased from $32.9 million during the three months ended December 31, 2015 to $33.3 million during the three months ended December 31, 2016. I/DD EBITDA as a percentage of gross revenue decreased from 14.3% during the three months ended December 31, 2015 to 13.9% during the three months ended December 31, 2016. The decrease in our I/DD EBITDA margin was due to an increase in net sales adjustments and cost of revenues, partially offset by a decrease in general and administrative expenses compared to the first quarter of the prior year.

Sales adjustments ~~for~~during the three months ended December 31, 2016 increased by $0.8 million, or 0.3% as a percentage of gross revenue, compared to the three months ended December 31, 2015. The increase in sales adjustments was primarily due to favorable adjustments from contract settlements in the first quarter of the prior year that did not recur.

~~I/DD cost of revenue~~

I/DD costs of revenues for the three months ended December 31, 2016 increased as a percentage of gross revenue by 0.6%, as compared to the three months ended December 31, 2015. This was primarily due to an increase in direct labor costs of

0.4% as a percentage of gross revenue and in occupancy costs of 0.4% as a percentage of gross revenue. The increase in direct labor costs was due to higher amounts of overtime pay as compared to the three months ended December 31, 2015 and an increase in health insurance expense resulting from higher enrollment and utilization in our employee health insurance plans. The higher amounts of overtime were the result of vacant positions as we continue to experience increased competition for labor in some markets. The increase in occupancy costs as a percentage of gross revenue was primarily due to the impact of programs with higher levels of open occupancy.

~~I/DD operating expenses~~

I/DD general and administrative expenses ~~as a percentage of gross revenue~~ decreased by $0.6 million, or 0.5% of gross revenue, during the three months ended December 31, 2016. The decrease in general and administrative expenses ~~during the three months ended December 31, 2016 is~~was primarily due to our cost containment efforts in administrative staffing, business and office related costs.

I/DD Depreciation and amortization expense ~~as a percentage of gross revenue~~

                 Depreciation and amortization expense for the three months ended December 31, 2016 decreased ~~to~~ by $0.3~~.8%~~ million as compared to ~~4.1% during~~ the three months ended December 31, 2015.

SRS Results of Operations

The following table sets forth the results of operations for the SRS segment for the periods indicated (in thousands):

	Three Months Ended December 31,					Change in
	2016		2015			%
	Amount	% of gross revenue	Amount	% of gross revenue	Increase (Decrease)	of gross revenue
Revenue:
SRS gross revenue	75,930	100.0%	69,186	100.0%	6,744
Sales adjustments	(1,630)	(2.1)%	(1,149)	(1.7)%	(481)	(0.4)%

SRS net revenue	74,300	97.9%	68,037	98.3%	6,263	(0.4)%

Cost of revenue:
Direct labor costs	38,974	51.3%	35,121	50.8%	3,853	0.5%
Client program costs	5,531	7.3%	4,952	7.2%	579	0.1%
Client occupancy costs	8,320	11.0%	7,892	11.4%	428	(0.4)%
Other direct costs	2,280	3.0%	2,077	2.9%	203	0.1%

Total cost of revenues	55,105	72.6%	50,042	72.3%	5,063	0.3%

~~Operating expenses:~~
General and administrative	6,629	8.7%	6,348	9.2%	281	(0.5)%

SRS EBITDA	12,566	16.6%	11,647	16.8%	919	(0.2)%

Depreciation and amortization	5,747	7.6%	5,892	8.5%	(145)	(0.9)%

~~Total operating expenses~~	~~12,376~~	~~16.3~~ %	~~12,240~~	~~17.7~~ %	~~136~~	~~(1.4~~ )%

Income from Operations	6,819	9.0%	5,755	8.3%	1,064	0.7%

SRS gross revenue

SRS gross revenue for the three months ended December 31, 2016 increased by $6.7 million, or 9.7%, compared to the three months ended December 31, 2015. The increase in SRS gross revenue included $5.0 million from organic growth and $1.8 million from acquisitions that closed during and after the three months ended December 31, 2015. The organic growth was driven by increases in volume of 4.7% and in the average billing rate of 2.5%. The increase in volume was primarily driven by lower levels of open occupancy due to the maturation of programs started in recent years.

SRS EBITDA

                 SRS EBITDA increased from $11.6 million during the three months ended December 31, 2015 to $12.6 million during the three months ended December 31, 2016. SRS EBITDA as a percentage of gross revenue decreased from 16.8% during the three months ended December 31, 2015 to 16.6% during the three months ended December 31, 2016. The decrease in our SRS EBITDA margin was due to an increase in net sales adjustments and cost of revenues, partially offset by a decrease in general and administrative expenses compared to the first quarter of the prior year.

Sales adjustments for the three months ended December 31, 2016 increased by $0.5 million, or 0.4% of gross revenue, as compared to the three months ended December 31, 2015. The increase in sales adjustments was primarily due to favorable adjustments from contract settlements in the first quarter of the prior year that did not recur.

~~SRS cost of revenue~~

SRS segment’s cost of revenues for the three months ended December 31, 2016 increased as a percentage of gross revenue by 0.3% as compared to the three months ended December 31, 2015. The increase was primarily due to an increase in direct labor costs of 0.5% as a percentage of gross revenue offset by a decrease in client occupancy costs of 0.4~~%.~~% as a percentage of gross revenue. The increase in direct labor costs as a percentage of gross revenue was primarily due to an increase in therapy and nursing consultant costs. The decrease in client occupancy costs as a percentage of revenue was primarily driven by lower levels of open occupancy resulting from the maturation of programs started in recent years.

~~SRS operating expenses~~

                SRS general and administrative expenses ~~as a percentage of gross revenue~~ decreased by $0.3 million, or 0.5% of gross revenue, during the three months ended December 31, 2016. The decrease in general and administrative expenses ~~during the three months ended December 31, 2016 is~~was primarily due to our cost containment efforts in administrative staffing, business and office related costs.

SRS depreciation and amortization expense

                 Depreciation and amortization expense ~~as a percentage of gross revenue~~ for the three months ended December 31, 2016 decreased ~~to 7.6%~~by $0.1 million as compared to ~~8.5% during~~ the three months ended December 31, 2015.

ARY Results of Operations

The following table sets forth the results of operations for the ARY segment for the periods indicated (in thousands):

	Three Months Ended December 31,					Change in
	2016		2015			%
	Amount	% of gross revenue	Amount	% of gross revenue	Increase (Decrease)	of gross revenue
Revenue:
ARY gross revenue	35,965	100.0%	42,911	100.0%	(6,946)
Sales adjustments	(208)	(0.6)%	(717)	(1.7)%	509	1.1%

ARY net revenue	35,757	99.4%	42,194	98.3%	(6,437)	1.1%

Cost of revenues	27,262	75.7%	33,213	77.5%	(5,951)	(1.8)%
General and administrative	3,162	8.8%	5,556	12.9%	(2,394)	(4.1)%

ARY EBITDA	5,333	14.9%	3,425	7.9%	1,908	6.9%

Depreciation and amortization	1,421	4.0%	1,529	3.6%	(108)	0.4%

Income from Operations	3,912	10.9%	1,896	4.3%	2,016	6.6%

ARY gross revenue

ARY gross revenue for the three months ended December 31, 2016 decreased by $6.9 million, or 16.2%, compared to the three months ended December 31, 2015. The $6.9 million decrease in ARY gross revenue was due to a 21.4% decrease in volume due to the ARY divestitures during the first half of fiscal 2016. These divestitures resulted in a decrease of $7.2 million in gross revenue, which was partially offset by an increase in revenue in the remaining ARY states.

ARY EBITDA

                 ARY EBITDA increased from $3.4 million during the three months ended December 31, 2015 to $5.3 million during the three months ended December 31, 2016. ARY EBITDA as a percentage of gross revenue increased from 7.9% during the three months ended December 31, 2015 to 14.9% during the three months ended December 31, 2016. The increase in our ARY EBITDA margin was due to a decrease in net sales adjustments, cost of revenues and general and administrative expenses compared to the first quarter of the prior year.

Sales adjustments for the three months ended December 31, 2016 decreased by $0.5 million, or 1.1% as a percentage of gross revenue, compared to the three months ended December 31, 2015. The decrease was primarily due to the ARY divestitures in the first half of the prior year that did not recur.

                 ARY cost of ~~revenue~~

                 ~~ARY cost of revenue~~revenues for the three months ended December 31, 2016 decreased as a percentage of gross revenue by 1.8%, as compared to the three months ended December 31, 2015. This was primarily due to the positive impact of divesting lower margin~~s~~ ARY operations during the first half of fiscal 2016.

                ARY ~~operating expenses~~

                 ~~General~~general and administrative expenses ~~as a percentage of gross revenue~~ decreased by $2.4 million, or 4.1% of gross revenue, during the three months ended December 31, 2016. The decrease in general and administrative expenses ~~is~~was primarily due to decreases in administrative occupancy costs resulting from the ARY divestitures and the $2.1 million of exit costs incurred in the three months ended December 31, 2015 in connection with these divestitures.

ARY depreciation and amortization expense

Depreciation and amortization expense ~~during~~for the three months ended December 31, 2016 decreased by $0.1 million as compared to the three months ended December 31, 2015.

Corporate and Other Results of Operations

The following table sets forth the results of operations for Corporate and Other for the periods indicated (in thousands):

	Three Months Ended December 31,
	2016	2015	Increase
	Amount	Amount	(Decrease)
Revenue:
Corporate and Other gross revenue	$11,348	$5,571	$5,777
Sales adjustments	(259)	2	(261)

Corporate and Other net revenue	11,089	5,573	5,516

Cost of revenues	9,337	3,978	5,359
General and administrative	19,367	24,370	(5,003)
Depreciation and amortization	1,841	1,146	695

Income from Operations	(19,456)	(23,921)	4,465

Corporate and Other revenue

Corporate and Other revenue consists of revenue from our ADH business. ADH gross revenue for the three months ended December 31, 2016 increased by $5.8 million, or 103.7%, compared to the three months ended December 31, 2015. The increase in gross revenue included $0.6 million from organic ADH growth and $5.2 million from ADH acquisitions that closed after the three months ended December 31, 2015. The organic growth was the result of a 6.6% increase in volume and a 3.8% increase in the average billing rate compared to the three months ended December 31, 2015. The increase in organic volume was driven by new starts.

Corporate and Other cost of revenue

Corporate and Other cost of revenue for the three months ended December 31, 2016 increased as a percentage of gross revenue by 10.9%, as compared to the three months ended December 31, 2015. The increase was due to the impact of an acquisition with lower operating margins and costs associated with our new starts.

Corporate and Other operating expense

General and administrative expenses for the three months ended December 31, 2016 decreased by $5.0 million as compared to three months ended December 31, 2015. This was primarily due to a decrease of $9.6 million in stock based compensation resulting from a $10.5 million charge recorded in the first quarter of fiscal 2016 related to the vesting of awards under our former equity plan. The decrease in general and administrative costs was partially offset by the impact of a $3.2 million favorable adjustment recorded during the first quarter of the prior year related to acquisition related contingent consideration liabilities. Depreciation and amortization expense for the three months ended December 31, 2016 decreased by $0.7 million as compared to the three months ended December 31, 2015.